UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on October 4, 2011, reporting on completing early repayment of all outstanding convertible debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: October 4, 2011	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems has Eliminated its Outstanding Debt by
Completing Early Repayment of All Outstanding Convertible
Debentures

Repayment Exercise Fully Erases Company’s Debt

Tel Aviv, Israel – October 4, 2011 – Top Image Systems™ (TIS™), Ltd. (Nasdaq: TISA), a leading ECM (Enterprise Content Management) solutions provider, today announced that it has fully completed the forced early repayment of all the Company’s remaining outstanding convertible debentures, for which it has paid out  the amount of NIS 3.8M ($1.0M). This step eliminates the Company’s debt in its entirety.

The Company has paid the debenture holders 1 NIS par value, equivalent to 100% of the debentures’ value.

Remarked Dr. Ido Schechter, CEO of Top Image Systems, “Repaying the outstanding debentures far in advance of our obligation demonstrates TIS’ strong commitment to attaining financial independence and stability.  Now that TIS is free of debt, the Company can invest an even greater percentage of its revenues back into its core business, driving the technological development and sales promotions that will maximize growth and increase profit margins.”

About Top Image Systems (TIS)

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators and strategic partners. Visit the company's website www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements.  Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.  These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact

Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 37679114